OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

NEWCREST SIGNS LETTER OF INTENT ON MIRANDA’S

HORSE MOUNTAIN PROJECT

Vancouver, BC, Canada – May 29, 2008 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that it has signed a Letter of Intent (“LOI”) with Newcrest Resources Inc. ("Newcrest") whereby Newcrest may earn a joint venture interest in Miranda’s Horse Mountain property, located along the Cortez Trend of northern Nevada.

Newcrest may earn a 60% interest by funding US$3,250,000 in qualified expenditures over a four year period.  Newcrest may then elect to earn an additional 10% interest by funding an additional US$5,000,000 of qualified expenditures over a three year period.  The first year work commitment of US$500,000 is an obligation.

We expect to execute an exploration agreement with option to form a joint venture  to replace the LOI within the next month.  Miller, the underlying leaseholder, has agreed to reduce his Net Smelter Return royalty from 3.5% to 3.0% in exchange for Miranda quitclaiming 20 claims adjoining the Horse Mountain project to Miller.

The Horse Mountain property is 11 miles (17.6 km) west of Barrick’s Pipeline Mine Complex, in the Shoshone Range of north-central Nevada.  The property consists of 159 claims (4.5 sq. mi. / 11.7 sq.km.) that cover a two square mile (2.0 sq. mi. / 5.2 sq. km.) zone of hydrothermally altered chert/quartzite, igneous dikes and elevated gold, arsenic, antimony and mercury in the upper-plate of the Roberts Mountains thrust.  Below the thrust, drilling intersected oxidized, decalcified and gold-bearing carbonate rocks of the Roberts Mountains Formation.  Significant drill results include 98 ft of 0.023 oz Au/t (27.4m of 0.789g Au/t) in BHM-001 and 90 ft of 0.022 oz Au/t (27.4m of 0.753g Au/t) in BHM-005.  The gold bearing zone in BHM-001 begins at a depth of 926 ft (282m) and occurs in a horst of favorable lower-plate carbonate rocks that are highly fractured by northeast and west-northwest-striking faults.

Newcrest is in the process of formulating its 2008 exploration program and budget.  Although not finalized, an initial drill program of reverse-circulation drilling northeast of the BHM-001 gold intercept is proposed to systematically test for higher-grade gold mineralization within and along the flanks of the carbonate horst.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, and Newcrest Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.